Exhibit 99.1

ANNOUNCEMENT

SUPPLEMENTARY INFORMATION REGARDING COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT MEMBERS IN 2019

China Life Insurance Company Limited (the “Company”) has disclosed the information regarding the compensation of directors, supervisors and senior management members of the Company in its 2019 annual report on a preliminary basis. Information regarding their final compensation in 2019 is reported as follows:

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Unit: RMB ten thousand

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurance, housing provident fund and enterprise annuity fund)	Total remuneration before tax	Including: deferral payment	The actual payment of remuneration before tax in 2019
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Wang Bin	Chairman and Executive Director	—	—	—	—	—	—	—	—
Su Hengxuan	Executive Director and President	—	—	—	—	—	—	—	—
Li Mingguang	Executive Director, Vice President, Chief Actuary and Board Secretary	143.20	143.20	286.40	85.92	23.00	309.40	85.92	223.48
Yuan Changqing	Non-executive Director	—	—	—	—	—	—	—	—
Liu Huimin	Non-executive Director	—	—	—	—	—	—	—	—
Yin Zhaojun	Non-executive Director	—	—	—	—	—	—	—	—
Wang Junhui	Non-executive Director	—	—	—	—	—	—	—	—
Chang Tso Tung Stephen	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Robinson Drake Pike	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Tang Xin	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Leung Oi-Sie Elsie	Independent Director	25.00	5.00	30.00	—	—	30.00	—	30.00
Jia Yuzeng	Chairman of the Board of Supervisors	143.20	143.20	286.40	85.92	22.95	309.35	85.92	223.43
Luo Zhaohui	Supervisor	—	—	—	—	—	—	—	—
Han Bing	Supervisor	25.28	55.30	80.58	0.00	16.94	97.52	0.00	97.52
Cao Qingyang	Employee Representative Supervisor	28.58	52.05	80.63	0.00	15.41	96.04	0.00	96.04
Wang Xiaoqing	Employee Representative Supervisor	3.96	7.08	11.04	0.00	2.82	13.86	0.00	13.86
Zhao Peng	Vice President	93.98	93.98	187.96	56.39	17.38	205.34	56.39	148.95
Ruan Qi	Vice President	125.30	125.30	250.60	75.18	22.95	273.55	75.18	198.37
Zhan Zhong	Vice President	137.23	137.23	274.46	82.34	26.48	300.94	82.34	218.60
Yang Hong	Vice President	119.33	119.33	238.66	71.60	26.52	265.18	71.60	193.58
Zhao Guodong	Assistant to President	16.25	58.94	75.19	35.36	5.71	80.90	35.36	45.53
Xu Chongmiao	Compliance Officer	52.75	91.19	143.94	0.00	31.89	175.83	0.00	175.83

Information regarding the compensation of directors, supervisors and senior management members who resigned or retired in 2019

Xu Hengping	Executive Director and Vice President	0.85	0.00	0.85	0.00	1.79	2.64	0.00	2.64
Xu Haifeng	Executive Director and Vice President	53.06	52.21	105.27	31.33	10.09	115.36	31.33	84.03
Shi Xiangming	Supervisor	9.89	16.49	26.38	3.30	4.67	31.05	3.30	27.75
Tang Yong	Supervisor	4.74	7.49	12.23	0.00	2.78	15.01	0.00	15.01
Huang Xin	Employee Representative Supervisor	—	—	—	—	—	—	—	—
Song Ping	Employee Representative Supervisor	48.35	92.72	141.07	7.06	30.74	171.81	7.06	164.75
Zhao Lijun	Vice President	95.47	95.47	190.94	57.28	15.19	206.13	57.28	148.85
Xiao Jianyou	Vice President	52.21	52.21	104.42	31.33	9.84	114.26	31.33	82.93
Total	/	/	/	/	/	/	/	/	2,287.15

Notes:

1.

The total remuneration before tax in the above table refers to the total amount of remuneration of directors, supervisors and senior management members of the Company for the year 2019 and includes the amount disclosed in the Company’s 2019 annual report.

2.	The remuneration of directors, supervisors and senior management members of the Company is calculated based on their respective terms of office in 2019.
3.	The remuneration of directors and supervisors of the Company in 2019 is subject to the approval at the general meeting of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 17 December 2020

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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